SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 24th September 2003

MITCHELLS & BUTLERS plc
(Registrant’s name)

27 Fleet Street
Birmingham B3 1JP, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

24 September 2003

MITCHELLS & BUTLERS PLC

PRE CLOSE PERIOD TRADING UPDATE

Mitchells & Butlers today announces that the Company has continued to improve its like for like sales trends and traded overall in line with expectations during the 51 weeks to 20 September 2003. The Company will be announcing its Preliminary Results for the year to 27 September 2003 on 4 December 2003.

During the second half, the improvement in like for like sales has been driven by the success of our sales and marketing activity and good weather. We have made further gains in productivity, realised planned overhead reductions and made good progress with selective disposals for alternative use.

Invested like for like sales (i.e. same outlet) have grown by 2.0% in the 19 weeks since 10 May 2003, the date to which we last reported. Like for like sales in those businesses which have not benefited from investment since the start of the previous financial year were down 0.1%. This is a 3.6 percentage point improvement on the trend reported for the first 32 weeks of the year. The 70% of the estate in residential areas has achieved 3.3% like for like sales growth (1.2% on an uninvested basis). Although trading conditions in the High Street and central London remain difficult, there has been some recovery with uninvested like for like sales down 2.7%.

In the year to date, total sales grew by 1.7% and sales in those businesses which have not benefited from investment were down 2.5%.

During the second half, we have, as planned, invested gross margin to drive sales volumes and gross profits. Our sales and marketing activity has focused on improving consumer choice by extending the drinks range and evolving the menus, combined with competitive pricing and additional training in service and selling skills.

The mix benefits of improved range and further purchasing gains have largely offset the cost of the additional promotional investment, leaving gross margins broadly unchanged for the year as a whole.

In the second half, we have continued to make improvements in staff productivity which has risen by 5% due to investment in training and scheduling systems and, as planned, £5m of overhead savings were realised which will result in an annualised saving of £10m.

We are on target to complete 135 conversions in the year, driving strong incremental investment returns. The phasing of investment projects has reduced our forecast capital expenditure to around £150m for the year, whilst our success in realising selective site disposal opportunities will generate some £50m. As a result, net capital expenditure for the year is expected to be around £100m.

Refinancing Update

We have made excellent progress with the securitisation process and we expect to commence marketing in October. We are on track to return at least £400m of surplus funds to shareholders. It is our intention that such a return would be made by way of a special dividend accompanied by a consolidation of the number of shares in issue.

On an FRS 17 basis, the net pension liability at 12 April 2003 was £174m. As part of the securitisation process, the Company has agreed with the Trustees to accelerate cash contributions to the pension plans over the next three years by £55m in total. After tax, the net cash outflow is estimated to be £38.5m. This is in addition to the £9.5m still to be paid in connection with the de-merger.

2004 Guidance

The success of our sales generation programme has reinforced our confidence in a strategy of margin reinvestment. The continuation of the second half sales and marketing activity means that average retail prices net of promotions for 2004 are expected to be around 1% lower than the current year. We intend to continue with new trials and, based on their success, we will roll out additional activity on a controlled basis to drive sales and profits further.

We estimate that the increase in the National Minimum Wage to £4.50 in October this year, will cost the business £10m. In addition, we anticipate increases in property rates, insurance and pensions costs of £7m.

To mitigate these pressures on margins, we will continue to focus on achieving staff productivity, purchasing and mix gains as well as benefiting from the full year effect of the support cost savings.

For further information please contact:

Investor Relations
Kate Holligon	0121 498 5092
Media
Bob Cartwright	0121 498 4298
Jeremy Probert	0121 498 5547
Finsbury Group – James Murgatroyd	020 7251 3801

There will be a conference call for analysts and fund managers at 9.30am hosted by Tim Clarke, Chief Executive. Please call 020 7162 0183. The replay will be available for one week on 020 8288 4459.

Cautionary note regarding forward-looking statements

This update contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as "target", "expect", "intend", "believe" or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Factors that could affect the business and the financial results are described in Item 3 Key Information – Risk Factors in the Mitchells & Butlers plc Form 20-F filed with the United States Securities and Exchange Commission on 28 March 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITCHELLS & BUTLERS PLC
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	HEAD OF SECRETARIAT

Date:	24th September 2003